                                                                      EXHIBIT 12

                OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
       COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
                      (Amounts in millions, except ratios)


                                             Six Months Ended
                                                      June 30                             Year Ended December 31
                                         -------------------- --------------------------------------------------
                                               1999      1998      1998      1997      1996       1995      1994
---------------------------------------- ---------- --------- --------- --------- ---------  --------- ---------
Income (loss) from continuing
    operations(a)                        $       17 $     338 $     400 $     245 $     486  $     325 $    (236)
                                         ---------- --------- --------- --------- ---------  --------- ---------
Add:
    Provision (credit) for taxes on
      income (other than foreign
      and gas taxes)                             16       167       204        47        99        155       (59)
    Interest and debt expense(b)                263       284       576       446       492        591       586
    Portion of lease rentals
      representative of the interest
      factor                                     17        17        36        39        38         43        50
                                         ---------- --------- --------- --------- ---------  --------- ---------
                                                296       468       816       532       629        789       577
                                         ---------- --------- --------- --------- ---------  --------- ---------
Earnings  before fixed charges           $      313 $     806 $   1,216 $     777 $   1,115  $   1,114 $     341
                                         ========== ========= ========= ========= =========  ========= =========
Fixed charges
    Interest and debt expense
      including capitalized
      interest(b)                        $      268 $     292 $     594 $     462 $     499  $     595 $     589
    Portion of lease rentals
      representative of the interest
      factor                                     17        17        36        39        38         43        50
                                         ---------- --------- --------- --------- ---------  --------- ---------

    Total fixed charges                  $      285 $     309 $     630 $     501 $     537  $     638 $     639
                                         ========== ========= ========= ========= =========  ========= =========
Ratio of earnings to fixed charges             1.10      2.61      1.93      1.55      2.08       1.75       n/a(c)
---------------------------------------- ========== ========= ========= ========= =========  ========= =========

(a) Includes (1) minority interest in net income of majority-owned subsidiaries and partnerships having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.
(b) Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.
(c) Not computed due to less than one-to-one coverage. Earnings were inadequate to cover fixed charges by $298 million for the year ended December 31, 1994.